UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2011

Commission File Number: 001-34477

AUTOCHINA INTERNATIONAL LIMITED
(Translation of registrant’s name into English))

No.322, Zhongshan East Road
Shijiazhuang, Hebei
People’s Republic of China
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

Entry into a Material Definitive Agreement and Creation of a Direct Financial Obligation.

On March 29, 2011, Fancy Think Limited (“Borrower”), an indirect wholly-owned subsidiary of AutoChina International Limited, entered into an advance agreement (the “Agreement”) with Honest Best Int’l Limited (“Lender”).  Pursuant to the Agreement, Borrower received a short-term loan (the “Loan”) in the amount of $61,570,000 from Lender. The Loan bears interests at 3.95% per annum. The Loan is unsecured and must be repaid in full on demand by the Lender.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

AUTOCHINA INTERNATIONAL LIMITED

By:	/s/ Yong Hui Li
Name:	Yong Hui Li
Title:	Chief Executive Officer

Dated: May 31, 2011